Exhibit 16.1

Audit • Tax • Advisory

Grant Thornton LLP
201 S. College Street
February 2, 2015	Suite 2500
Charlotte, NC 28244

Securities and Exchange Commission	T 704.632.3500
100 F Street, NE	F 704.334.7701
Washington, DC 20549	www.GrantThornton.com

Ladies and Gentlemen:

We have read the section under the heading “Change in Independent Registered Public Accounting Firm” of the Registration Statement on Form S-1, of Commercial Credit, Inc. which we understand will be filed with the Securities and Exchange Commission on or about February 4, 2015 and agree with the statements contained therein.

We note that we acted as Commercial Credit Group Inc.’s independent registered public accounting firm, not Commercial Credit, Inc. As such, our opinions were issued for Commercial Credit Group Inc. not Commercial Credit, Inc.

In addition, we have no basis to agree or disagree with other statements of the registrant contained within the above referenced filing.

/S/ GRANT THORNTON LLP